AbbVie Inc (ABBV)
Shareholder Proposal No. 5:
Report on AbbVie’s Lobbying Expenses

To AbbVie Stockholders:

Zevin Asset Management, a registered investment advisor, along with co-filers Dana Investment Advisors, Friends Fiduciary Corporation, Fresh Pond Capital, and Echo Foundation, are urging stockholders to vote FOR Item 5 at the AbbVie stockholder meeting on May 8, 2020.1

The Proposal asks AbbVie to prepare an annual report on its lobbying.

Resolved, the stockholders of AbbVie request the preparation of a report, updated annually, disclosing:

1.    Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.    Payments by AbbVie used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.    AbbVie’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4.    Description of management’s and the Board’s decision-making process and oversight for making payments described in sections 2 and 3 above.

The Proposal is part of an ongoing investor campaign for greater corporate political spending disclosure. Transparency and accountability in corporate spending to influence public policy are in the best interests of AbbVie stockholders. Without a clear system of accountability, corporate assets can be used to promote public policy objectives which can pose risks to AbbVie’s reputation to the detriment of stockholder value. During these uncertain times, with the global spread of COVID-19 and the potentially devastating economic impacts, transparency and accountability in corporate lobbying activities and expenditures are especially important.

Reputation: Corporate Reputation Is an Important Component of Stockholder Value

•	According to a Conference Board study, companies with a high reputation perform better financially than lower ranked companies. Executives also find that it is much harder to recover from a reputational failure than to build and maintain reputation.[2]

•	The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38 percent of market capitalization across the FTSE 100 & 250.”[3]

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1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy and Zevin Asset Management, LLC will not accept proxies if sent. Zevin Asset Management, LLC urges shareholders to vote for the proposals discussed in this communication following the instructions provided on management’s proxy mailing. The cost of this communication is being borne entirely by Zevin Asset Management, LLC.

2 “Reputation Risk,” The Conference Board, 2007, p. 6, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=1077894.

3 “Link Between Corporate Reputation & Market Value Strengthens: Study,” Provoke, March 8, 2018. https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study

2 Oliver Street, Suite 806 • Boston, MA 02109 • 617-742-6666 • www.zevin.com • invest@zevin.com

Zevin Asset Management, LLC

Shareholder Proposal No. 5 at AbbVie (2020)

•	In a 2014 Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[4]

Federal Lobbying – AbbVie Spends Millions Each Year

•	AbbVie spent $12,440,000 in 2018 and 2019 on federal lobbying activities.[5]

•	And since 2013, AbbVie has spent more than $38 million on federal lobbying.[6]

•	AbbVie reportedly spent million on lobbying efforts to ensure Humira remains the world’s top selling drug.[7]

State Lobbying – Information on AbbVie’s Spending Difficult to Obtain

•	Obtaining comprehensive state lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information at many states.[8]

•	AbbVie’s state-level lobbying spending is likely significant. In 2018, AbbVie had as many as 69 lobbyists registered to lobby in 22 states.[9]

•	In California, AbbVie spent over $2.3 million from 2013 – 2020 on lobbying.[10]

Shareholders Face a Trade Association Blind Spot as AbbVie Lags Peers

•	Corporations make payments to trade associations that are used lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.5 billion since 1998.[11]

•	AbbVie stockholders continue to face a trade association blind spot, as AbbVie does not disclose the portions of its payments to trade associations that are used for lobbying.

•	AbbVie’s disclosure lags many of its peer group members which disclose the portion of trade association payments that are used for lobbying, including Amgen, Bristol-Myers Squibb, Gilead Sciences, Johnson & Johnson and Merck.

•	AbbVie currently lists 2018 memberships[12] in 16 trade associations, which include 11 global associations. Its four listed U.S. trade associations include the Biotechnology Innovation Organization, the California Life Sciences Association, the Pharmaceutical Research and Manufacturers of America (PhRMA) and the U.S. Chamber of Commerce. These four trade associations spent over $133 million on federal lobbying for 2018 and over $119 million for 2019,[13] yet stockholders have no way to know how much of this is comprised of AbbVie’s payments.

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4 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, https://www2.deloitte.com/content/dam/Deloitte/pl/Documents/Reports/pl_Reputation_Risk_survey_EN.pdf.

5 2018: https://www.opensecrets.org/federal-lobbying/clients/summary?cycle=2018&id=D000066804; 2019: https://www.opensecrets.org/federal-lobbying/clients/summary?cycle=2019&id=D000066804.

6 Sum of compiled years: https://www.opensecrets.org/federal-lobbying/clients/summary?cycle=2018&id=D000066804

7 “AbbVie Spends Millions On Humira Lobbying, Ads,” DrugWatch, June 12, 2018. https://www.drugwatch.com/news/2018/06/12/humira-deaths-put-abbvie-on-fdas-radar/

8 “Wal-Mart Improves Lobbying Disclosure after Stockholder Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-stockholder-push-idUSKBN0NY0AH20150513.

9 National Institute on Money in State Politics, https://www.followthemoney.org/entity-details?eid=18929519, accessed March 26, 2020.

10 http://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1354351&session=2019&view=activity

11 https://www.opensecrets.org/federal-lobbying/top-spenders?cycle=a, accessed March 26, 2020

12 https://www.abbvie.com/content/dam/abbvie-dotcom/uploads/PDFs/AbbVie-Trade-Association-Membership-over-50M-2018.pdf

13 OpenSecrets.org, (Biotechnology Industry Association - 2018: $9,870,000, 2019: $12,210,00, California Life Sciences Association - 2018: $500,000, 2019: $650,000, Pharmaceutical Research and Manufacturers of America – 2018: $27,989,250, 2019: $29,291,000, the Chamber of Commerce - 2018: $94,800,000, 2019: $77,245,000), accessed March 26, 2020.

Zevin Asset Management, LLC

Shareholder Proposal No. 5 at AbbVie (2020)

•	And AbbVie’s current disclosure fails to disclose membership in at least three trade associations and one 501(c)(4) social welfare group that spent $1,447,417 million on federal lobbying for 2018, including, the Alliance for Patient Access, the Healthcare Distribution Alliance, the Massachusetts Biotechnology Council and the National Health Council.[14]

•	In 2018, PhRMA brought in a record $459 million in revenue, and reportedly gave millions of dollars in grants to conservative groups that pushed industry-friendly policies to the Trump administration and Congress.[15]

Trade Association Lobbying Can Cause Alignment Risk

•	We believe AbbVie’s trade association memberships and payments used for lobbying pose reputational risks and risks to long-term sustainable growth when the lobbying of its trade associations contradicts company public positions.

•	For example, AbbVie believes patients need access to affordable medicines[16], yet it helps to fund PhRMA’s opposition to lower drug price initiatives.[17] Media outlets like CNBC have highlighted AbbVie’s claims to support policies that lower the cost of medicines, while funding PhRMA’s opposition to initiatives aimed at lowering drug prices.[18]

•	In response to the current COVID-19 pandemic, AbbVie is “collaborating with select health authorities and institutions globally on clinical research” and is donating $25 million to help support underserved communities and healthcare systems.[19] The U.S. Chamber of Commerce, however, has lobbied the White House against the administration’s use of the Defense Production Act, which would enable the federal government to quickly accelerate the production of necessary medical equipment.[20]

•	And AbbVie is committed to advancing patient health and well-being[21], yet the U.S. Chamber of Commerce has worked to block global antismoking laws.[22]

•	And AbbVies’s non-disclosed trade associations, the Alliance for Patient Access and the Healthcare Distribution Alliance, have attracted negative scrutiny for their roles in passing legislation that weakened the Drug Enforcement Administration’s ability to stop suspicious drug shipments by distributors, thereby exacerbating the opioid crisis.[23]

•	Reputational damage stemming from this misalignment between general policy positions and actual direct and indirect lobbying efforts may harm long-term value creation by AbbVie.

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14 OpenSecrets.org, (the Alliance for Patient Access (501c4), https://admin.allianceforpatientaccess.org/wp-content/uploads/2020/02/AfPADonorsJanuary2020-1.pdf, $120,000, the Healthcare Distribution Alliance, https://www.hda.org/about/membership/manufacturer, $1,234,042, Massachusetts Biotechnology Council, https://www.massbio.org/member?category=bioTechnology&subcategory=all&therapeuticArea=all&page=1, $80,000, National Health Council, https://nationalhealthcouncil.org/members/, $13,375,), websites accessed March 27, 2020.

15 https://www.opensecrets.org/news/2019/11/big-pharma-bankrolled-conservative-groups-tax-returns-show/

16 https://www.abbvie.com/uploads/PDFs/our-commitment-to-access-to-medicines-2.pdf

17 https://www.cnn.com/2019/01/23/health/phrma-lobbying-costs-bn/index.html

18 https://www.cnbc.com/2019/02/26/pharma-execs-offer-senate-ideas-to-lower-drug-costs-except-price-cuts.html

19 https://www.abbvie.com/coronavirus.html

20 https://www.nytimes.com/2020/03/22/us/politics/coronavirus-trump-defense-production-act.html

21 https://www.abbvie.com/responsibility/patient-health-and-well-being.html

22 “U.S. Chamber Works Globally to Fight Antismoking Measures,” New York Times, June 30, 2015, https://www.nytimes.com/2015/07/01/business/international/us-chamber-works-globally-to-fight-antismoking-measures.html.

23 “Opioid Lobbyist Left a Digital Fingerprint on a Campaign by ‘Patient Advocates,’” The Intercept, October 22, 2017, https://theintercept.com/2017/10/22/opioid-lobbyist-left-a-digital-fingerprint-on-a-campaign-by-patient-advocates/.

Zevin Asset Management, LLC

Shareholder Proposal No. 5 at AbbVie (2020)

Other Companies Are Reporting Significant Lobbying and Public Policy Issues

•	Companies have begun producing reports which assess the alignment between company positions, including on climate change, and the positions and lobbying of their key trade associations. Examples of companies producing reports include BP24 and Shell.[25]

•	Many companies are also signatories to the Global Reporting Initiative (GRI) and use the standards to help guide their sustainability reporting.

•	GRI Standard 415: Public Policy[26] “addresses the topic of public policy. This includes an organization’s participation in the development of public policy, through activities such as lobbying and making financial or in-kind contributions to political parties, politicians, or causes.”

•	Under GRI Standard 415, a company “should report:

o	(1) the significant issues that are the focus of its participation in public policy development and lobbying;

o	(2) the company’s stance on these issues, and any differences between its lobbying positions and any stated policies, goals, or other public positions.”

•	The means GRI-reporting companies should be disclosing the significant they lobby on and any differences between lobbying positions and stated polices, goals and public positions.

Broad International Support for Lobbying Transparency

•	The International Corporate Governance Network (ICGN) representing more than $18 trillion in assets, supports lobbying disclosure and political disclosure as best practice, and supports disclosure of any amounts over $10,000.[27]

•	In May 2018, the Principles for Responsible Investment (PRI) launched a new guide on corporate climate lobbying to help investors engage with companies on their direct and indirect lobbying practices related to climate policy. Specifically, companies should be consistent in their policy engagement in all geographic regions and should ensure any engagement conducted by member trade associations on their behalf or with their support is aligned with company positions.[28]

•	In October 2018, a $2 trillion coalition of investors led by the Church of England pension board and Swedish pension fund AP7, sent letters to 55 large European companies, stating that lobbying on climate issues should be evaluated, managed and reported on transparently and noting it was unacceptable that companies counteract ambitious climate policy, either directly or through their trade associations.[29]

•	The OECD’s Principles for Transparency and Integrity in Lobbying find that a sound framework for transparency in lobbying is crucial to safeguard the integrity of the public decision-making process.[30]

AbbVie Has Its Lobbying Information and Could Easily Report It to Shareholders

•	AbbVie claims that the “proposal is unnecessary, because AbbVie already makes extensive disclosures regarding our lobbying and political activities as required by law.”

•	AbbVie argues that “attempting to quantify indirect lobbying would be difficult to estimate and potentially misleading to stockholders as AbbVie is not directing the lobbying activities of trade, civic or patient groups.”

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24 https://www.bp.com/en/global/corporate/news-and-insights/bp-magazine/bp-releases-trade-associations-report.html

25 https://www.shell.com/media/news-and-media-releases/2019/shell-publishes-reports-on-industry-associations-sustainability.html

26 https://www.globalreporting.org/standards/gri-standards-download-center/gri-415-public-policy-2016/

27 https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf

28 https://www.unpri.org/Uploads/g/v/q/PRI_Converging_on_climate_lobbying.pdf

29 “Pension Funds Challenge Major European Emitters on Climate Lobbying,” Church of England, October 29, 2018, https://www.churchofengland.org/more/media-centre/news/pension-funds-challenge-major-european-emitters-climate-lobbying.

30 http://www.oecd.org/gov/ethics/oecdprinciplesfortransparencyandintegrityinlobbying.htm

Zevin Asset Management, LLC

Shareholder Proposal No. 5 at AbbVie (2020)

•	And AbbVie claims that its current “disclosures address the concerns underlying the proposal, but without the unnecessary business risks and additional resources the proposal would introduce if implemented.”

•	These arguments are not convincing, as AbbVie is required to report its federal and state lobbying, including all indirect lobbying through its trade associations and has all of this information, so it could be readily provided to shareholders in a single report at minimal expense. Shareholders believe AbbVie’s lack of lobbying transparency, including its payments used for indirect lobbying by its trade association, present a far greater risk to shareholder value than AbbVie’s claims of “unnecessary business risk” from disclosure.

Political Contributions Disclosure Rankings Do Not Measure Lobbying Disclosure

•	The Board argues that AbbVie has been recognized as a “Trendsetter” in the 2019 CPA-Zicklin Index of Corporate Political Disclosure and Accountability, a report that measures political disclosure and accountability policies and practices of companies in the S&P 500. However, this argument remains misleading since the Company’s CPA-Zicklin ranking has nothing to do with lobbying spending disclosure. The Company conflates electoral and lobbying spending disclosures in its Proxy Statement and implies that both issues are covered in the ranking. The fact that the Company touts being ranked as a trendsetter on the CPA-Zicklin Index, a measurement of transparency in political contributions but not lobbying, suggests that AbbVie could, in fact, become a leader in lobbying disclosure as well.

Lobbying Transparency: What Gets Disclosed Gets Managed.

•	If AbbVie has nothing to hide, transparent disclosure would simply show that its lobbying is being done for the company and stockholders’ best interests.

•	Knowing our company’s lobbying activities and expenditure will be disclosed will ensure board and management have sufficient oversight to see that AbbVie’s lobbying activities are aligned with its policies and values.

The well-documented reputational risks of AbbVie’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

For all of the above reasons, we believe that AbbVie’s current lobbying disclosures are inadequate to protect stockholder interests. We urge you to vote FOR Proposal No. 5, the stockholder proposal requesting a report on the Company’s lobbying expenditures.

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For questions regarding AbbVie Proposal No. 5 regarding lobbying disclosure, please contact Pat Miguel Tomaino, Director of Socially Responsible Investing